EXHIBIT 1

Consolidated Financial Statements of

Mad Catz Interactive, Inc.

Quarter ended December 31, 2002

MAD CATZ INTERACTIVE, Inc.

Consolidated Statements of Operations—Unaudited

Expressed in United States Dollars

	3 Months Ended 31-Dec-02	3 Months Ended 31-Dec-01	9 Months Ended 31-Dec-02	9 Months Ended 31-Dec-01
Net sales	$40,050,899	$37,811,220	70,015,508	$67,516,816
Cost of sales	30,488,688	30,141,514	54,951,851	52,394,871

Gross profit	9,562,211	7,669,706	15,063,657	15,121,945
Expenses:
Selling expenses	2,252,141	2,727,102	5,440,738	5,986,670
Administrative expenses	2,163,878	1,330,936	5,187,149	3,628,583
Interest expense	526,417	279,983	1,241,545	719,012
Interest on subordinated debt	—	—	—	246,781
Amortization	270,798	259,478	893,420	673,997
Other (income) expenses	(5,589)	—	(46,025)	—
Foreign exchange (gain)/loss	228,449	—	73,998	(60,539)

	5,436,094	4,597,499	12,790,825	11,194,504

Income before income taxes and goodwill charges	4,126,117	3,072,207	2,272,832	3,927,441
Income tax expense	1,499,846	1,463,356	1,159,008	1,819,458

Income before goodwill charges	2,626,271	1,608,851	1,113,824	2,107,983
Goodwill charges	—	244,341	—	732,547

Net income	2,626,271	1,364,510	1,113,824	1,375,436
Retained earnings (deficit), beginning of period	(17,841,141)	(17,804,539)	(16,328,694)	(17,815,465)

Retained earnings (deficit), end of period	$-15,214,870	$-16,440,029	-15,214,870	$-16,440,029

Net income per share before goodwill charges	$0.05	$0.03	0.02	$0.04
Income/(loss) per share on goodwill charges	$0.00	$0.00	0.00	$-0.01

Basic net income per share	$0.05	$0.03	0.02	$0.03

Diluted net income per share	$0.05	$0.03	0.02	$0.03

Weighted average number of common shares outstanding	53,182,629	52,863,511	53,016,641	50,627,909

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Balance Sheets

Expressed in United States Dollars

As at December 31, 2002 and March 31, 2002

	31-Dec-02 Unaudited	31-Mar-02 Audited
ASSETS
Current assets:
Cash	$783,967	1,902,966
Accounts receivable	32,859,804	10,276,547
Inventories	22,226,720	15,918,898
Prepaid expenses and deposits	890,569	634,886
Current portion of future income tax assets	2,119,803	2,070,835
Income tax receivable	—	267,495

	58,880,863	31,071,627
Deferred financing fees	357,974	841,817
Capital assets	1,870,624	1,919,749
Goodwill	16,553,097	16,362,175

	$77,662,558	50,195,368

LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities:
Bank loan	23,724,522	4,335,084
Accounts payable and accrued liabilities	22,570,461	16,106,044

	46,294,983	20,441,128
Future tax liability	84,171	136,886
Shareholders' equity:
Capital stock	45,793,085	45,554,910
Retained deficit	(15,214,870)	(16,328,694)
Cumulative translation adjustment	705,189	391,138

	31,283,404	29,617,354

	$77,662,558	50,195,368

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Cash Flow Statements—Unaudited

Expressed in United States Dollars

Cash provided by (used in)	3 Months Ended 31-Dec-02	3 Months Ended 31-Dec-01	9 Months Ended 31-Dec-02	9 Months Ended 31-Dec-01
Operating Activities:
Net Income	$2,626,271	$1,364,510	$1,113,824	$1,375,436
Items not involving cash:
Amortization of deferred financing fees	119,324	119,374	364,468	486,068
Foreign exchange	228,449	(116,140)	73,998	(563,610)
Amortization	270,798	503,819	893,420	1,406,544
Future income tax assets	—	273,997	(101,683)	481,573
Changes in non-cash operating working capital
Accounts receivable	(20,489,622)	(16,096,030)	(22,397,445)	(21,740,119)
Prepaid expenses & deposits	(201,157)	37,330	(135,158)	(477,997)
Inventories	7,248,774	2,759,706	(6,055,306)	1,293,718
Accounts payable and accrued liabilities	3,627,716	7,333,322	5,526,596	17,776,129
Income tax (receivable)/payable	1,164,091	(151,159)	947,272	(151,161)

Cash used in continuing operations	(5,405,356)	(3,971,271)	(19,770,014)	(113,419)

Investing Activities:
Purchase of capital assets	(286,906)	(353,545)	(841,406)	(650,228)

	(286,906)	(353,545)	(841,406)	(650,228)

Financing Activities:
Bank loan	4,880,768	1,197,251	19,389,438	(92,547)
Proceeds from issue of share capital	198,431	77,539	237,746	236,278

	5,079,199	1,274,790	19,627,184	143,731

Effects of exchange rate changes on cash	(246,921)	—	(134,763)	20,966
Net decrease in cash	(859,984)	(3,050,026)	(1,118,999)	(598,950)
Cash at beginning of period	1,643,951	3,906,556	1,902,966	1,455,480

Cash at end of period	$783,967	$856,530	$783,967	$856,530

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1

BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at December 31, 2002, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended March 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("Mad Catz Canada"), Xencet Massachusetts Inc., FinanceCo, Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets, except cash, of GTI and Zapyou.com had been disposed.

Note 2

FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations.

The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method.

The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method.

The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3

GOODWILL

The Company adopted Handbook Section 3062 (“Section 3062”), "Goodwill and Other Intangible Assets”, on April 1, 2002. Section 3062 discontinues the amortization of goodwill and intangible assets with indefinite useful lives associated with previous purchase business combinations. In accordance with Section 3062, beginning April 1, 2002, the Company no longer amortizes goodwill. Instead, the Company will review these assets periodically for impairment in accordance with the provisions of Section 3062. As of September 30, 2002, the Company completed its implementation of Section 3062 and conducted the required transitional impairment tests. The Company determined that it has one reporting unit and that this single reporting unit is the entire company, or Mad Catz Interactive, Inc. This conclusion was reached due to the integrated nature of the operations of Mad Catz Interactive, Inc. and its subsidiaries and the lack of differing economic characteristics between them. The Company conducted the first step of the transitional impairment test using this one reporting unit and concluded that no impairment of goodwill existed as of April 1, 2002.

Net income and earnings per share on a pro forma basis, excluding goodwill amortization expense is as follows if Section 3062 had been adopted on April, 1, 2001 (in thousands, except per share data):

	3 Months Ended 31-Dec-02	3 Months Ended 31-Dec-01	9 Months Ended 31-Dec-02	9 Months Ended 31-Dec-01
	Unaudited	Unaudited	Unaudited	Unaudited
Reported net income	$2,626,271	$1,364,510	$1,113,824	$1,375,436

Adjustments:
Amortization of goodwill	0	244,341	0	732,547
Adjusted net income	$2,626,271	$1,608,851	$1,113,824	$2,107,983

Basic and diluted earnings per share:
As reported	$0.05	$0.03	$0.02	$0.03
As adjusted	$0.05	$0.03	$0.02	$0.04

Note 4

STOCK-BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), "Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions for the three and nine months ended December 31, 2002: volatility of 72%, risk-free interest rate of 5%, and an expected life of 5 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net income and basic and diluted earnings per share as follows:

	3 Months Ended 31-Dec-02	9 Months Ended 31-Dec-02
	Unaudited	Unaudited
Net Income	$2,596,974	$1,084,527

Basic and diluted earnings per share:	$0.05	$0.02

Note 5

SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	31-Dec-02	31-Dec-01	31-Dec-02	31-Dec-01
	Unaudited	Unaudited	Unaudited	Unaudited
Sales
Canada	$1,969,023	$780,743	$3,117,813	$1,259,250
United States	29,262,731	32,501,923	51,671,935	58,935,644
International	8,819,145	4,528,554	15,225,760	7,321,922

	$40,050,899	$37,811,220	$70,015,508	$67,516,816

Revenues are attributed to countries based on the location of the customer. During the nine months ended December 31, 2002, the Company sold approximately 37% of its products to two customers (2001 - approximately 67% to four customers).

	31-Dec-02	31-Mar-02
	Unaudited	Audited
Capital assets:
Canada	$3,972	$1,175
United States	1,754,470	1,830,877
International	112,182	87,697

	1,870,624	1,919,749
Goodwill:
Canada	16,553,097	16,362,175

	$18,423,721	$18,281,924

Note 6

SUBSEQUENT EVENTS

On January 21, 2003, the Company acquired the rights to the GameShark brand, intellectual property, and the www.gameshark.com web site from InterAct, a subsidiary of Recoton Corporation, for total cash consideration of approximately $5 million. GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In connection with the GameShark acquisition, the Company entered into a multi-year technology agreement with Fire International, Ltd. to implement Fire’s technology in the GameShark brand of video game enhancements.

Mad Catz Interactive, Inc.

Three-month period ending December 31, 2002 and nine-month period ending December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes. All financial information is in U.S. dollars unless otherwise noted. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

Mad Catz Interactive, Inc. (the “Company”) is a holding company which owns all of the shares of Mad Catz, Inc. (“Mad Catz”). Mad Catz, headquartered in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. Mad Catz products are sold in over 12,000 retail stores in North America. Mad Catz products are also sold internationally in Europe, South America, Canada, Australia, and New Zealand. The Company’s stock is traded on the Toronto Stock Exchange and the American Stock Exchange (ticker symbol “MCZ”). The Company’s fiscal year end is March 31.

Significant events

Year to date, period ending December 31, 2002

In May 2002, Sony, Microsoft and Nintendo, in connection with a reduction in the North American suggested retail price of their respective game consoles, each also reduced the price of selected accessories that compete with Mad Catz products. Mad Catz recorded a $475,000 charge for price protection in the fourth fiscal quarter 2002 and an additional $675,000 for price protection in the first fiscal quarter 2003 to re-price customer inventories in response to the accessory price reductions by Sony, Microsoft and Nintendo. No additional price protections are expected in future periods as related to the price reductions described above.

The European Sony Playstation 2 memory card license expired on November 27, 2002. Under the terms of the license, Mad Catz has the right to continue sales of current product for 180 days from that date. The Company anticipates selling all remaining inventory during that time. Gross sales of the Sony Playstation 2 memory card were $10.2 million in the nine months ended 31 December, 2002.

Seasonality

Fiscal third quarter has historically been the highest sales period for the Company due to the retail holiday season. In fiscal 2003, third quarter sales represented 57.2% of total year-to-date net sales, as compared to 56.0% in the third quarter of fiscal 2002. The first nine-month period of fiscal 2002 represented 81.0% of total year to date sales.

Sales

Net Sales increased to $40.1 million for the third quarter 2003 from $37.8 million during the same period last year. Sony Playstation 2 products were the top contributing segment for the quarter followed by Microsoft X-box products, as set forth in the table below showing sales by platform as a percentage of total sales:

	Q3 FY2003	Year to date
Playstation 2	29.8%	24.9%
Xbox	24.2%	22.4%
Playstation 2 Memory	13.4%	16.0%
Game Cube	8.6%	9.2%
Gameboy	8.4%	8.7%
All others	15.6%	18.8%

North American sales contributed $31.2 million for the third quarter 2003 as compared to $33.3 million for the same period last year. Third quarter 2002 sales included non-recurring sales of the North American Sony Playstation 2 memory card of $8.5 million. North American comparative sales (excluding all past sales of Playstation 2 memory cards) increased from $24.0 million to $29.3 million, a 22% increase. North American sales contributed $54.8 million for the nine-month period ended December 31, 2002 as compared to $60.2 million for the same period last year, which included $20 million of sales of the North American Sony Playstation 2 memory card. The increase in comparative North American sales is attributed to new customer accounts and new placement of products in existing customer accounts, both in the United States and in Canada. This has been aided by the exit of the business by a competitor in this business segment. The Company anticipates that this trend of higher sales will continue.

International sales increased to $8.8 million for the third quarter 2003 as compared to $4.5 million for the same period last year. For the nine-month period ended December 31, 2002, international sales increased to $15.2 million from $7.3 million for the same period last year. The increase in international sales is due to new direct sales accounts in the United Kingdom sold through Mad Catz Europe Ltd., a wholly owned subsidiary of the Company. The success in the United Kingdom in this quarter is due to the sales of the Sony Playstation 2 memory card and obtaining new customer accounts, particularly Dixons Group plc., Europe’s largest specialist retailer of consumer electronics, which appointed Mad Catz Europe Ltd. as its leading third party supplier.

For the nine-month period ended December 31, 2002, net sales increased to $70.0 million from $67.5 million for the same period last year. As set forth in the table above, Sony Playstation 2 products were the top contributing segment for the period followed by Microsoft X-box products in the nine-month period. Comparative results for the nine-month period ending December 31, 2001 benefited from several non-recurring items including the liquidation of the Toys R Us private placement program ($3 million), sales of the Sony Playstation 2 memory card ($24 million) and sales attributed to the launch of the Nintendo GameBoy Advance products.

Gross Profit

Gross profit was $9.6 million for the third quarter of fiscal 2003 as compared to $7.7 million for the same period last year. Gross profit as a percentage of net sales (“gross margin”) was 23.9% in the third quarter 2003 as compared to 20.3% for the same period last year. The year over year gross profit and gross margin increase was due to a reduction in the air freight of our products from our manufacturing facilities and our ability to reduce manufacturing costs.

For the nine-month period ended December 31, 2002 gross profit was $15.1 million (gross margin of 21.5%) as compared to $15.1 million (gross margin of 22.4%) for the same period last year. The year over year gross margin decrease was primarily due to the accrual of price protections in first quarter 2003 in response to price reductions announced by Sony, Nintendo, and Microsoft on competing products. However, to partially offset this decrease, we have also been able to reduce the use of air freight on the shipment of our products from our manufacturing facilities and have reduced manufacturing costs, which have improved our gross margins.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the Mad Catz business and corporate stewardship costs associated with the Company.

Operating expenses were $4.4 million for the third quarter of 2003 as compared to $4.1 million for the same period last year. Operating expenses for the nine-month period ended December 31, 2002 were $10.6 million as compared to $9.6 million for the same period last year.

Selling expenses for the third quarter of 2003 were $2.3 million as compared to $2.7 million for the same period last year. Selling costs were 5.6% of sales in the third quarter of 2003 as compared to 7.2% in the third quarter of 2002. Selling expenses for the nine-month period ending December 31, 2002 were $5.4 million (7.8% of sales) as compared to $6.0 million (8.9% of sales) for the same period last year. The reduction in selling expense as a percentage of sales resulted from the increased use of a direct sales force rather than commissioned sales representatives, resulting in decreased sales commissions.

Administrative expenses were $2.2 million for the third quarter of 2003 as compared to $1.3 million for the same period last year. Administrative expenses were $5.2 million for the nine-month period ended December 31, 2002 as compared to $3.6 million for the same period last year. The increase in administrative expenses was due to increased costs related to legal and tax consultant fees that are not expected to recur ($0.4 million in third quarter 2003), international business initiatives, and increased infrastructure expenses.

Adjusted earnings before interest, taxes, amortization and other items

Adjusted EBITDA for third quarter 2003 was $5.1 million as compared to $3.6 million for the same period last year. Adjusted EBITDA for the nine-month period ended December 31, 2002 was $4.4 million as compared to $5.5 million for the same period last year. As discussed above, higher sales and lower gross margins leading to no improvements in gross profit, combined with higher operating expenses, resulted in the decreased adjusted EBITDA.

Adjusted EBITDA represents net income plus interest, taxes, depreciation, amortization, other income/expense and foreign exchange gain/loss. The Company believes that adjusted EBITDA is a useful supplement to net income as an indication of operating performance. Adjusted EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian generally accepted accounting principles.

Interest expense

Interest expense for the third quarter of 2003 was $0.5 million as compared to $0.3 million for the same period last year. Interest expense for the nine-month period ended December 31, 2002 was $1.2 million as compared to $1.0 million for the same period last year. The nine-month period ended December 31, 2001 included $0.2 million interest associated with subordinate debt which was repaid in July of 2001. The increase in interest expense is attributed to higher bank loan balances used to finance the working capital needs of the business.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz was $0.3 million for the third quarter of 2003 as compared to $0.5 million for the same period last year. Amortization for the nine-month period ended December 31, 2002 was $0.9 million as compared to $1.4 for the same period last year. Goodwill is no longer amortized in accordance with Canadian generally accepted accounting principles and accordingly no goodwill charges were incurred in the third quarter of 2003 or in the nine-month period ended December 31, 2002. Goodwill amortization for third quarter 2002 was $0.2 million and $0.7 million for the nine-month period ended December 31, 2001. Moulds used in production of accessories are the primary depreciable asset in the Mad Catz business.

Income tax expense

Income tax expense was $1.5 million for the third quarter 2003 as compared to $1.5 million for the same period last year. Income taxes for the nine-month period ended December 31, 2002 were $1.2 million as compared to $1.8 million for the same period last year. The change in effective tax rates from one period to the next reflects a change in mix of the tax rates for each foreign jurisdiction in which the Company is doing business.

Net income and income per share

Net income was $2.6 million in the third quarter of 2003 as compared to net income of $1.4 million for the same period last year. Basic and diluted net income per share for the third quarter of 2003 was $0.05 as compared to $0.03 for the same period last year. Net income for the nine-month period ended December 31, 2002 was $1.1 million as compared to $1.4 million for the same period last year. Basic and diluted net income per share for the nine-month period ended December 31, 2002 was $0.02 as compared to $0.03 for the same period last year. The increase in profitability for the third quarter of 2003 as compared to the third quarter of 2002 was due to improved gross margins. The decrease in profitability for the nine-month period ended December 31, 2002 as compared to the same period last year was primarily a result of lower gross margins due to price protection charges associated with the accessory price reductions initiated by Sony, Nintendo and Microsoft.

Liquidity and capital resources

The Company finances its operations from internally generated cash flow and from an operating credit facility with an asset-based lender. As at December 31, 2002, the operating credit facility had a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory) which varies throughout the year. The Company must meet a tangible net worth covenant to access the line of credit. As of December 31, 2002, the Company was in compliance with this loan covenant.

The Company used $5.4 million in cash in the third quarter of 2003 in operating activities as compared to $4.0 million for the same period last year. Cash used in operations in the third quarter of 2003 was primarily to finance the increase in accounts receivable ($20.5 million), due to the high volume sales seasonality as discussed above, offset by cash generated from inventories ($7.2 million) and accounts payable ($3.6 million).

For the nine-month period ended December 31, 2002 the Company used $19.8 million in cash in operating activities as compared to $0.1 million in the same period last year. Cash used in operations in the current fiscal year was primarily to finance new inventories ($6 million) and the increase in accounts receivable due to the sales seasonality ($22 million), as discussed above, offset by an increase in accounts payable ($6 million) due to timing of payments due to factories. Cash used in the same period last year was a result of the increase in accounts receivable and an increase in accounts payable associated with orders for new inventory.

Cash used in investing activities was $0.3 million for the third quarter of 2003 as compared to cash used of $0.4 million for the same period the previous year. For the nine-month period ended December 31, 2002 cash used by investing activities was $0.8 million as compared to $0.7 million for the same period last year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash provided by financing activities for the third quarter of 2003 was $5.1 million as compared to $1.3 million for the same period last year. Cash provided by financing activities was primarily due to advances against a line of credit for the third quarter 2002 and 2003.

For the nine-month period ended December 31, 2002, cash provided by financing activities was $19.6 million as compared to $0.1 million for the same period last year. Cash provided by financing activities was primarily due to advances against a line of credit used to finance operations and capital investment. The cash from bank advances will vary day to day depending on the timing of payments to manufacturing facilities to reduce our accounts payable balances.

Total cash used for the third quarter of 2003 was $0.9 million as compared to $3.1 million in the same period last year. For the nine-month period ended December 31, 2002 total cash used was $1.1 million as compared to $0.6 million.

Balance Sheet

Cash at December 31, 2002 was $0.8 million as compared with $1.9 million at March 31, 2002. Cash is primarily “cash in transit” and is intended to pay current liabilities or the outstanding bank loan.

Accounts receivable at December 31, 2002 was $32.9 million as compared to $10.3 million at March 31, 2002. The increase in accounts receivable is due to the sales seasonality, as discussed above, and is therefore always significantly higher at 31 December compared with 31 March. The accounts receivable outstanding at December 31, 2002 meets management’s expectations and is considered to be within established terms.

Inventories at December 31, 2002 were $22.2 million as compared to $15.9 million at March 31, 2002. The increase in inventories is to support the new United Kingdom subsidiary (Mad Catz Europe Ltd.) which requires approximately $4 million in inventories, and to support the new product inventory layers created by the Microsoft X-box and Nintendo Gamecube product lines.

Goodwill at December 31, 2002 was $16.6 million as compared to $16.4 million at March 31, 2002. Goodwill is associated with the purchase of Mad Catz and is carried in Canadian dollars. The change in value from March 31, 2002 to December 31, 2002 is due solely to changes in U.S. dollar/ Canadian dollar exchange rates.

The bank loan at December 31, 2002 was $23.7 million as compared to $4.3 million at March 31, 2002. The increase in the draw on the operating line of credit was to finance the increase in accounts receivable as discussed above.

Accounts payable and accrued liabilities at December 31, 2002 was $22.6 million as compared to $16.1 million at March 31, 2002. The increase in accounts payable accrued liabilities are primarily factories payables associated with the purchase of inventories. Management considers the accounts payable to be within established terms.

As of December 31, 2002, the Company’s consolidated balance sheet had assets of $77.7 million as compared to $50.2 million at March 31, 2002. Shareholders’ equity was $31.3 million at December 31, 2002 as compared to $29.6 million at March 31, 2002.